UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ascena Retail Group, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	0-11736	30-0641353
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No)

933 MacArthur Boulevard, Mahwah, NJ		07430
(Address of principal executive offices)		(Zip code)
Daniel Lamadrid                    (551) 777-6809
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A. Introduction
Ascena Retail Group, Inc. and its subsidiary brands (collectively “Ascena” or the “Company”) is a national specialty retailer offering apparel, shoes, and accessories for women under the Premium Fashion segment (Ann Taylor, LOFT, and Lou & Grey), Plus Fashion segment (Lane Bryant, Catherines and Cacique) and for tween girls under the Kids Fashion segment (Justice). Ascena operates ecommerce websites and approximately 2,800 stores throughout the United States, Canada, and Puerto Rico.
Ascena purchases branded products from independent suppliers who manufacture our products in factories around the globe. Ascena contracts to manufacture products that contain tin, tantalum, tungsten and/or gold (“3TG”), such as apparel, accessories, footwear, and jewelry. In certain instances the 3TG metals are necessary materials to products the Company sells. In light of this, the Company is dedicated to tracing the origin of these 3TG metals to confirm our sourcing practices do not support conflict, armed groups1 or human rights abuses in the Democratic Republic of Congo (“DRC”) or an adjoining country2 (together with the DRC, the “Covered Countries”).
B. Conflict Minerals Disclosures
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Ascena has filed this Specialized Disclosure Form (“Form SD”) and the associated conflict minerals report, which is filed as Exhibit 1.01 to this Form SD. You can view this Form SD, together with the Conflict Minerals Report and our prior filings, at www.ascenaretail.com, under “investors” accessible under the “SEC” tab.
C. Reasonable Country of Origin Inquiry Description
To implement its reasonable country of origin inquiry (“RCOI”), Ascena engaged its suppliers to complete a pre-sourcing survey to report information regarding the presence and sourcing of 3TG metals used in the products supplied to Ascena, in order to determine whether a supplier is in-scope. The Company’s in-scope product categories were private-label apparel, footwear and accessories. Third-party products that the Company sells but does not contract to manufacture are out-of-scope for purposes of its compliance with the conflict minerals rule. Suppliers determined to be in-scope received Conflict Minerals Reporting Templates (“CMRTs”) from Ascena.
Supplier engagement is as follows:
1.Ascena provides an introduction email to its suppliers, which includes a pre-sourcing survey, describing the Conflict Minerals Compliance Program (“CMCP”) requirements, requests any additional conflict minerals information, and verifies all supplier contact information.
2.Based on the pre-sourcing survey responses, Ascena began the RCOI by sending a request to each supplier asking them to submit a CMRT.
3.Following the initial request to submit a CMRT, reminder emails were sent by Ascena to each un-responsive supplier, followed by telephone calls to try and determine the reason for the delay, and to provide further assistance and instruction for completing the CMRT.
4.Smelters or Refiners (“SORs”) were matched against the Responsible Minerals Initiative’s (RMI) Standard Smelter List. SORs sourcing practices and “conflict-free” sourcing statuses were cross-referenced with the RMI’s Responsible Minerals Assurance Process (“RMAP”).
5.If an Ascena supplier sourced from SORs that are not certified or active, Ascena would have met with the supplier to discuss remediation and requested to have the SOR participate in obtaining a valid designation from industry programs, such as the RMI’s RMAP. (Note that all identified SORs are conformant to the RMAP, so no meetings with suppliers occurred regarding this program.)

_____________________________
1 The term “armed groups” is defined in this Form SD as an armed group that is identified as a perpetrator of serious human rights abuses in the annual Country Reports on Human Rights Practices relating to the DRC or an adjoining country.

2 The term “adjoining country” is defined in this Form SD as a country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

6.Suppliers were provided assistance with and information about Ascena’s conflict minerals inquiry, which included, but was not limited to, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information requested could be provided.
D. CMRT Quality Assurance
Ascena conducted CMRT validation checks of the supplier submissions. Supplier responses were evaluated for  plausibility, consistency, and gaps. Additional supplier inquiries were conducted to address issues including incomplete data on CMRTs, responses that did not identify SORs for listed metals, and organizations that were identified as SORs, but not verified as such through further analysis and research. Additional supplier inquiries were conducted, as necessary, to attempt to resolve the following examples:
1. SOR information was not provided for a used metal or SOR information provided was not a verified metal processor.
2. Supplier answered “yes” to sourcing from a Covered Country but none of the SORs listed are known to source from a Covered Country.
3. Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers.
4. Suppliers indicated they have not identified all of the SORs used for the products included in the declaration scope.
5. Suppliers indicated they have not provided all applicable SOR information.
6. Suppliers indicated 100% of the 3TG metals for products covered by the declaration originate from scrap/recycled sources but one or more SORs listed are not known to be exclusive recyclers.

E. RCOI Results
A total of 29 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The screening survey (used to identify which suppliers are in-scope for conflict mineral regulatory purposes and then accordingly contacted as part of the RCOI process) response rate among active suppliers was 93%. Of the in-scope suppliers, 86% responded to the CMRT. Of the in-scope suppliers, 28% indicated that one or more 3TG metals were present in, and were necessary to the functionality or production of at least one of the products they supply to Ascena (or its subsidiary brands). Ascena concluded that 9 out of a total of 9, or 100%, of the SORs identified by the suppliers sourced solely from outside of the Covered Countries and/or from recycled or scrap sources. The foregoing determination was based on county of origin information made available by the Conflict-Free Sourcing Initiative to which the Company is a member. No SORs were identified as sourcing in whole or in part from the Covered Countries. No SORs were identified as sourcing from unknown sources. Ascena concluded that 100% of the SORs identified by the suppliers are RMAP conformant and none of the SORs were deemed as high risk.
Ascena’s analysis of its products revealed that small quantities of 3TG metals are present in some of its products. Most of the materials content are not 3TG metals.
F. Due Diligence
As a result of its RCOI determination, Ascena was required to conduct due diligence. A description of the measures Ascena took to exercise due diligence on the source and chain of custody of the 3TG metals for which Ascena was aware of, based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.
Item 1.02 Exhibit
A copy of our Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD is provided as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ascena Retail Group, Inc.

By:	/s/ Dan Lamadrid	May 27, 2020
	Dan Lamadrid	(Date)
Executive Vice President and Chief Financial Officer